SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

(1) **FINDEXA II AS**

(Translation or registrant's name into English)

(2) **FINDEXA I AS**

(Translation or registrant's name into English)

Drammensveien 144, 0213 Oslo, Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

Findexa announces financial results for the quarter ended March 31, 2002

Strong EBITDA growth

Highlights

- **Pro forma consolidated operating revenue at NOK 531m, up 6,6% from Q1 2001**
- **Pro forma operating expenses down 6,5% from Q1 2001**
- **Growth in pro forma EBITDA of 22% from Q1 2001 to NOK 208m**
- **Operational cash flow at NOK 108m for the quarter, up 61,5% from last year**

Findexa II AS today announced its unaudited operating and financial results for the quarter ended March 31, 2002. The highlights of the results are as follows:

Pro Forma Unaudited - Norwegian GAAP (NOK million)	January - March 2002	2001	January - December 2001	2000
Operating revenue	531,0	498,2	2 013,9	1 801,3
% Growth	*6,6 %*		*11,8 %*	
Contribution margin	474,5	455,5	1 767,6	1 540,1
% of Operating revenue	*89,4 %*	*91,4 %*	*87,8 %*	*85,5 %*
% Growth	*4,2 %*		*14,8 %*	
EBITDA	208,2	170,7	380,7	364,6
% of Operating revenue	*39,2 %*	*34,3 %*	*18,9 %*	*20,2 %*
% Growth	*22,0 %*		*4,4 %*	
Norway:				
Operating revenue	495,9	479,1	1 513,8	1 486,5
EBITDA	256,3	216,6	514,0	442,3

Commenting on Findexa's first quarter performance, **Peter Darpö**, Findexa's Chief Executive officer said:

"The strong EBITDA growth in the first quarter shows that we are on track on delivering according to our targets. Our focus this year is bottom line growth, capitalising on our market positions and investments and acquisitions done previous years. Key to our success is best practices, driving customer satisfaction, productivity and operational efficiencies."

"In spite of difficult market conditions we have achieved growth for the quarter. In general the advertising market has been declining or at best status quo in our core markets. Our growth in the Norwegian market has mainly come through price increases and a significant reduction of customer complaints and credits. The latter is particularly encouraging, showing that our investment in technology through the DSMP system is paying off."

Erik Dahl, Chief Financial Officer, commented:

"The results reflect Findexa's focus on bottom line improvements. Together with Texas Pacific Group, our owners, we did last year a thorough review of our portfolio, prioritised and set the strategy and actions for future bottom line growth. The two major initiatives from last year, the closing of the Spanish operation and integration of New Media in the Norwegian operation, are now fully implemented. I am pleased to see that these and other actions materialise in reduced costs this quarter."

Financial Review

Revenue

Consolidated pro forma operational revenue increased 6,6% to NOK 531,0m from Q1 2001, with Norway +3,5% to NOK 495,9m and International +84,3% to NOK 35,2m.

In Norway the increase mainly reflects price increases as compared to prior year and a reduction in error rates or customer credits. Customer credits decreased with 32,4% from NOK 27,8m in Q1 2001 to NOK 18,8m. A slight volume decrease was experienced, reflecting a decrease in the Norwegian advertising market.

International volumes are as expected seasonally low in the first quarter. Traditionally a significant portion of International revenues will come in Q4. The growth year over year is mainly explained by Finland, which generated its first revenues second quarter of 2001, and Spain, driven by delayed directories from 2001.

EBITDA

Consolidated pro forma EBITDA was at NOK 208,2m for the quarter, which is an increase of 22,0% from Q1 2001. This strong increase is driven partly by the positive revenue development, but also by a cost reduction for the group of 6,5% for the quarter. This cost reduction is within the Norwegian organisation and reflects ongoing cost reduction initiatives as well as the integration of New Media into the Norwegian operation.

The cost reduction in Norway was partly offset by increases in International operations, driven by companies acquired after Q1 2001 and by direct costs related to increased revenue as compared to prior year. In general we are experiencing a positive trend on costs in our International operations, and programs are underway to consolidate country organisations and drive further reductions.

Cash Flow

Consolidated cash flow from operating activities was NOK 108,4m, an improvement of 61,5% from Q1 2001. The increase is driven by EBITDA (pro forma) and working capital improvements, partly offset by interest and fees paid on senior loans for the period of NOK 71m.

Net change in cash and cash equivalents was NOK 96,0m, leading to a cash position at the end of the quarter at NOK 432,5m. In addition to this the company has an unused revolving credit facility of NOK 400m.

About Findexa

Findexa is a leading directory information and advertising services company. It is owned by Texas Pacific Group. Findexa operates in Norway and nine other European countries: France, Finland, Poland, Russia, Ukraine, Lithuania, Latvia, Estonia and the Czech Republic. In 2001, we published over 250 different directories, which were circulated in approximately 22 million copies

In Norway we are the Norwegian telecom company Telenor's official directory publisher. Our directories include well-known brands such as Gule Sider (Yellow Pages), Telefonkatalogen (White/Pink Pages), Ditt Distrikt (local directories) and BizKit (business-to-business directories). These are all distributed as printed directories, as well as through various other media, including the Internet, operator-assisted Talking Yellow Pages, CD-ROM and mobile phone-delivered short messaging service, or SMS.

Internationally Findexa has expanded significantly since 1995, organically as well as through acquisitions and partnerships. In all of our international markets, we market and publish printed classified advertising directories and offer our products in Internet based distribution media.

On March 18, 2002, the board of directors approved a resolution to transfer its international subsidiaries to a separate entity, which is controlled by Findexa LLC, our indirect parent, but is outside of the group.

The trademarks Telefonkatalogen™, Gule Sider®, Ditt Distrikt™ and BizKit® belong to Findexa AS.

SEC Filing and further information

Findexa will at May 30 file its financial results together with an operating and financial review under Form 6-K with the SEC. The Form 6-K as well as this press release may be accessed at:

www.huginonline.no/FIND.

For further information please contact:

Erik Dahl
Chief Financial Officer
Tel: +47 22 77 11 02
Mobile: +47 970 06 560
Email: erik.dahl@findexa.no

CONSOLIDATED INCOME STATEMENT - PRO FORMA

Unaudited - Norwegian GAAP (NOK million)	January - March 2002	January - March 2001	January - December 2001	January - December 2000
Operating revenue	531,0	498,2	2 013,9	1 801,3
Gain on disposal of fixed assets and operations	0,0	10,4	10,8	0,0
Total revenue	**531,0**	**508,5**	**2 024,7**	**1 801,3**
Cost of materials and printing	56,5	53,0	257,1	261,2
Contribution margin	**474,5**	**455,5**	**1 767,6**	**1 540,1**
Salaries and personnel costs	**133,8**	**129,6**	**680,0**	**556,4**
Other operating expenses	132,4	155,2	690,5	617,1
Impairment of fixed assets	0,0	0,0	16,4	2,0
Total expenses	**266,3**	**284,8**	**1 386,9**	**1 175,5**
EBITDA	**208,2**	**170,7**	**380,7**	**364,6**

NORWAY

	2002	2001	2001	2000
Operating revenue	495,9	479,1	1 513,8	1 486,5
Gain on disposal of fixed assets and operations	0,0	10,3	10,3	0,0
Total revenue	**495,9**	**489,4**	**1 524,2**	**1 486,5**
Cost of materials and printing	49,5	47,9	139,1	197,6
Contribution margin	**446,4**	**441,5**	**1 385,1**	**1 289,0**
Total expenses	**190,1**	**225,0**	**871,2**	**846,6**
EBITDA	**256,3**	**216,6**	**514,0**	**442,3**

Note to pro forma adjustments:

In connection with the purchase price allocation for the acquisition of Findexa AS by TPG, printed directories in progress was increased to fair value as of the purchase date to include profit for the completed portion of each directory. As a result, gross profit during the successor period will be less than during the predecessor periods until those directories have been distributed. Deferred revenue at the time of acquisition was reduced to reflect the present value of the costs to provide the related services plus a profit margin. As a result, profit during the successor period will be less than the predecessor period. In total these adjustments resulted in a decrease in revenue of NOK 19,1 million and an increase in operating expenses of NOK 114,1 million for the first quarter of 2002. The pro forma income statement reflects adjustments for the first quarter of 2002 to remove the one time effects of these purchase accounting adjustments.

CONSOLIDATED BALANCE SHEET

Unaudited - Norwegian GAAP (NOK million)	March 31, 2002 Consolidated	March 31, 2002 Norway	Dec 31, 2001 Consolidated
ASSETS			
Intangible assets	5 829,8	5 050,4	5 986,1
Tangible assets	45,6	30,7	53,2
Financial assets	45,2	564,8	44,6
Total fixed assets	**5 920,6**	**5 645,9**	**6 083,9**
Inventories and work in progress	30,1	6,2	74,3
Current receivables	713,5	513,5	663,6
Cash and cash equivalents	432,5	396,1	336,5
Total current assets	**1 176,1**	**915,8**	**1 074,5**
Total assets	**7 096,7**	**6 561,7**	**7 158,4**
EQUITY AND LIABILITIES			
Equity			
Shareholder's equity	708,6	428,9	850,7
Minority Interest	1,3	0,0	0,0
Total equity	**709,9**	**428,9**	**850,7**
Liabilities	0,0	0,0	0,0
Provisions	659,5	621,2	685,5
Long-term interest-bearing liabilities	4 781,9	4 758,4	4 828,3
Total long-term liabilities	**5 441,4**	**5 379,6**	**5 513,8**
Short-term interest-bearing liabilities	64,3	64,2	75,1
Short-term non-interest-bearing liabilities	881,1	689,0	718,8
Total short-term liabilities	**945,4**	**753,2**	**793,9**
Total equity and liabilities	**7 096,7**	**6 561,7**	**7 158,4**
CAPEX	**4,8**	**2,1**	**85,6**

CONSOLIDATED CASH FLOW

Unaudited - Norwegian GAAP (NOK million)	January - March 2002	January - March 2001	Rolling 12 Months, ending Q1 2002	Rolling 12 Months, ending Q4 2001
Cash flow from operating activities				
Income (loss) before taxes	(183,5)	164,5	(278,5)	69,5
Taxes paid	0,0	0,0	(9,4)	(9,4)
Depreciation, amortization and impairments	160,7	17,7	315,4	172,5
Other Items	10,0	(0,9)	71,5	60,7
Cash flow from operating activities before working capital changes	**(12,8)**	**181,4**	**99,0**	**293,2**
Working Capital Changes	121,2	(114,3)	256,4	20,9
Net cash flow from (used in) operating activities	**108,4**	**67,1**	**355,4**	**314,2**
Cash flow from investment activities				
Net cash paid on acquisitions	0,0	(5,0)	(5 427,5)	(5 432,4)
Net purchase and proceeds from other investments	(1,0)	(12,9)	(78,1)	(90,1)
Net cash flow from investment activities	**(1,0)**	**(17,8)**	**(5 505,6)**	**(5 522,5)**
Cash flow from financing activities				
Net change in loans	(10,9)	0,0	5 822,0	5 832,9
Payment of group contribution (dividend to shareholder)	0,0	0,0	(941,0)	(941,0)
Net cash flow from (used in) financing activities	**(10,9)**	**0,0**	**4 881,0**	**4 891,8**
Effect on cash and cash equivalents of changes in foreign exchange rates	**(0,6)**	**(0,3)**	**(1,2)**	**(0,9)**
Net change in cash and cash equivalents	**96,0**	**49,0**	**(270,4)**	**(317,4)**
Cash and cash equivalents at beginning of period	**336,5**	**653,9**	**702,9**	**653,9**
Cash and cash equivalents at period end	**432,5**	**702,9**	**432,5**	**336,5**

CONSOLIDATED INCOME STATEMENT - UNADJUSTED

Unaudited - Norwegian GAAP (NOK million)	January - March 2002	January - March 2001	January - December 2001	January - December 2000
Pro Forma EBITDA	**208,2**	**170,7**	**380,7**	**364,6**
<u>Adjustments:</u>				
Total revenue	(19,1)	0,0	(13,9)	0,0
Cost of materials and printing	4,4	0,0	0,0	0,0
Total expenses	(118,5)	0,0	(45,7)	0,0
Unadjusted EBITDA	**75,0**	**170,7**	**321,1**	**364,6**
Depreciation and amortization	156,8	17,7	154,0	62,7
EBIT / Operating profit (loss)	**(81,8)**	**153,0**	**167,1**	**301,9**
Income / (loss) from associated companies	0,8	0,7	(10,5)	3,6
Net financial items	(102,5)	10,8	(87,1)	33,0
Income before taxes	**(183,5)**	**164,5**	**69,5**	**338,6**
Taxes	28,6	(52,8)	(68,1)	(118,7)
Minority interest	1,0	0,0	(0,7)	0,0
Net profit / (loss)	**(153,8)**	**111,7**	**0,7**	**219,9**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2002

FINDEXA II AS
FINDEXA I AS

By: ______________
Name: Erik Dahl
Title: Chief Financial Officer

[London #137165 v1]